                                                                 EXHIBIT (a)(1)

                                     OFFER

                                      BY

                                 ALPHARMA INC.

                 TO EXCHANGE ANY AND ALL OUTSTANDING WARRANTS
                     TO PURCHASE ITS CLASS A COMMON STOCK
                                FOR A NUMBER OF
                NEWLY ISSUED SHARES OF ITS CLASS A COMMON STOCK
                  DETERMINED PURSUANT TO AN EXCHANGE FORMULA

                                ---------------
 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
          ON FRIDAY, NOVEMBER 20, 1998 UNLESS THE OFFER IS EXTENDED.

                                ---------------
  Each outstanding Warrant represents a currently exercisable right of the holder of such Warrant to purchase 1.061 shares of Class A common stock, $.20 par value per share (the "Shares" or the "Class A Stock"), at $20.69 in cash per Share on or before the expiration date of the Warrants. See "Description of the Capital Stock and the Warrants."

  As described in this Offer, Alpharma Inc., a Delaware corporation (the "Company") is offering to issue to each holder of Warrants a number of Shares in exchange for each Warrant determined pursuant to an exchange formula based on the market prices of the Shares during the Offer. The number of Shares to be issued for each Warrant pursuant to the Offer is the result of dividing (i) the sum of $1.00 plus the Warrant Spread (as defined) by (ii) the Average Market Price (as defined) (the "Exchange Formula"). "Warrant Spread" means
1.061 times the result of subtracting $20.69 from the Average Market Price. The Average Market Price will be the arithmetic average (rounded to the nearest cent) of the closing prices of the Shares on the New York Stock Exchange (the "NYSE") on each of the ten consecutive days on which the Shares trade on the NYSE commencing with the first day following the filing of the Company's Form 10-Q Report for the period ended September 30, 1998. The Company expects to file such Form 10-Q Report on or about October 30, 1998. The Company will not be required to issue any fractional Shares. Warrantholders will receive cash in lieu of any such fractional Shares, calculated on the basis of the Average Market Price.

  The Offer is subject to the terms and conditions set forth herein, including the condition that the Average Market Price is not less than $20.69 per share.

  An investment in Shares is subject to various risks. See "Information Concerning the Company--Risk Factors."

  Neither the Company nor its Board of Directors nor any individual Director or Officer of the Company makes any recommendation that any Warrantholder tender or refrain from tendering Warrants pursuant to the Offer.

  The issuance of Shares pursuant to the Offer has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to an exemption thereunder. See "Certain Consequences of Shares Not Being Registered Under the Securities Act of 1933." The Shares and the Warrants, except for the Sissener Warrants (as defined), are listed for trading on the NYSE. The newly issued Shares will also be listed for trading on the NYSE.

                                ---------------

  Any Warrantholder desiring to tender all or any portion of such Warrantholder's Warrants should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it and any other required documents to BankBoston, N.A., the Depositary, or to Alpharma AS, the Subdepositary, at one of the addresses set forth on the back cover of this Offer, and either deliver the certificate(s) representing such Warrants to the Depositary or Subdepositary along with the Letter of Transmittal or tender such Warrants pursuant to the procedure for book-entry transfer set forth herein or
(2) request such Warrantholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Warrantholder. Any Warrantholder whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such Warrantholder desires to tender such Warrants.

  Any Warrantholder who desires to tender Warrants and whose certificates representing such Warrants are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Warrants by following the procedures for guaranteed delivery set forth herein.

  Questions and requests for assistance or additional copies of this Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary, the Subdepositary, Diane M. Cady, Vice President, Investor Relations of the Company, or Sverre Bjertnes, Vice President, Finance International of Alpharma AS, at their respective addresses and telephone numbers set forth on the back cover of this Offer.

                                ---------------
                  The date of this Offer is October 21, 1998

                               TABLE OF CONTENTS

INTRODUCTION.......................................................................................    1
THE EXCHANGE OFFER.................................................................................    4
  1.Terms of the Offer; Conditions; Extension of Tender Period; Termination; Amendment.............    4
  2.Acceptance for Exchange and Issuance of Shares.................................................    5
  3.Procedure for Tendering Warrants...............................................................    6
     (a)Valid Tender of Warrants....................................................................   6
     (b)Book-Entry Transfer.........................................................................   7
     (c)Signature Guarantees........................................................................   7
     (d)Guaranteed Delivery.........................................................................   7
     (e)Determination of Validity...................................................................   8
  4.Withdrawal Rights..............................................................................    8
  5.Certain Consequences of Shares Not Being Registered Under the Securities Act of 1933...........    8
  6.Background Relating to the Warrants and the Offer..............................................    9
  7.Certain Tax Consequences of the Offer..........................................................   10
     (a)Certain U.S. Federal Income Tax Consequences................................................  10
     (b)Certain Norwegian Income Tax Consequences...................................................  12
  8.Price Range of the Warrants and the Shares; Dividends..........................................   12
DESCRIPTION OF THE CAPITAL STOCK AND THE WARRANTS..................................................   14
  1.Common Stock...................................................................................   14
  2.Preferred Stock................................................................................   14
  3.Warrants.......................................................................................   14
INFORMATION CONCERNING THE COMPANY.................................................................   16
  1.Information Incorporated by Reference; Availability of Information.............................   16
  2.Risk Factors...................................................................................   16
     (a)Government Regulation.......................................................................  16
     (b)Risks Associated with Leverage..............................................................  17
     (c)Risks Associated with Acquisitions..........................................................  18
     (d)Foreign Operations; Risk of Currency Fluctuation............................................  18
     (e)Fluctuating Operating Results...............................................................  18
     (f)Competition.................................................................................  18
     (g)Dependence on Single Sources of Raw Material Supply and Contract Manufacturers..............  19
     (h)Third Party Reimbursement Pricing Pressures.................................................  19
     (i)Potential Liability for Current Products....................................................  19
     (j)Relationship of the Company and Industrier; Controlling Stockholder; Conflicts of Interest..  20
     (k)Possible Stock Price Volatility.............................................................  20
     (l)Shares Eligible for Future Sale.............................................................  20
  3.General........................................................................................   20
  4.Financial Information..........................................................................   21
MISCELLANEOUS......................................................................................   24

                                 INTRODUCTION

  Alpharma Inc., a Delaware corporation (the "Company") is offering to exchange any and all of the outstanding warrants (the "Warrants") to purchase shares of Class A common stock, $.20 par value per share (the "Shares"), of the Company for a number of newly issued Shares determined pursuant to an Exchange Formula (as defined) in accordance with the terms and subject to the conditions set forth in this Offer and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

  Each outstanding Warrant represents a currently exercisable right of the holder of such Warrant to purchase 1.061 Shares at $20.69 in cash per Share on or before the expiration date of the Warrants. The expiration date of the Warrants is the close of business on January 3, 1999, unless extended by the Company in its discretion. Warrants which are not exercised prior to the expiration date of the Warrants will cease to be exercisable. See "Description of the Capital Stock and the Warrants."

  As described in this Offer, the Company is offering to issue to each holder of Warrants a number of Shares in exchange for each Warrant determined pursuant to an exchange formula based on the market prices of the Shares during the Offer. The exchange formula is intended to provide a Warrantholder with an opportunity to exchange Warrants for a number of Shares having an aggregate value equal to the spread between the exercise price of the Warrants and the average market price of the Shares during a period following the filing of the Company's Quarterly Report on Form 10-Q which contains financial results for the period ended September 30, 1998, plus $1.00.

  The number of Shares to be issued for each Warrant pursuant to the Offer is the result of dividing (i) the sum of $1.00 plus the Warrant Spread (as defined) by (ii) the Average Market Price (as defined) (the "Exchange Formula"). "Warrant Spread" means 1.061 times the result of subtracting $20.69 from the Average Market Price. The Average Market Price will be the arithmetic average (rounded to the nearest cent) of the closing prices of the Shares on the New York Stock Exchange (the "NYSE") on each of the ten consecutive days on which the Shares trade on the NYSE commencing on the first day following the filing of the Company's Form 10-Q Report for the period ended September 30, 1998. The Company expects to file such Form 10-Q Report on or about October 30, 1998. The Company will not be required to issue any fractional Shares. Warrantholders will receive cash in lieu of any such fractional Shares, calculated on the basis of the Average Market Price.

  Assuming a hypothetical Average Market Price of $24.69, the following is an example of a calculation according to the Exchange Formula:

EXAMPLE:

  If AVERAGE MARKET PRICE = $24.69

    WARRANT SPREAD = [1.061 X ($24.69--$20.69)] = $4.24

    EXCHANGE FORMULA = $1 + $4.24 = $5.24
                                     $24.69 = .2122 shares per Warrant

Thus, according to the above example, a Warrantholder would receive 212 Shares for 1,000 Warrants tendered plus a cash payment of $4.94.

  The determination of the Exchange Formula shall be made by the Company and its determination shall be final and conclusive on all Warrantholders. The Company intends to issue a press release via PRNewswire to major business publications and news services in the United States and Norway setting forth the Average Market Price and the Exchange Formula as promptly as practicable following the Company's determination.

  Tender of Warrants pursuant to the Offer may be made to BankBoston, N.A., the Depositary, or to Alpharma AS, the Subdepositary according to the procedures set forth herein. See "The Exchange Offer--

Procedure for Tendering Warrants." Questions for assistance may be directed to Diane M. Cady, Vice President, Investor Relations of the Company, or Sverre Bjertnes, Vice President, Finance International of Alpharma AS at their respective addresses and telephone numbers set forth on the back cover of this Offer.

  The Offer is subject to the condition that the Average Market Price be not less than $20.69 and the additional condition that there shall not have occurred prior to acceptance of the Warrants pursuant to the Offer: (i) any event, circumstance or development or prospective event, circumstance or development which has or may have a material effect, whether positive or negative, on the business, operations, financial position or results of operations of the Company and its subsidiaries taken as a whole which, in the judgment of the Company's Board of Directors, makes it inadvisable for the Company to consummate the Offer; (ii) any suit or other proceeding or any threatened suit or other proceeding relating to the Offer, the Warrants or the issuance of Shares pursuant to the Offer; (iii) any order or preliminary or permanent injunction entered in any action or proceeding before any court or any statute, rule, regulation, order or official interpretation being enacted, amended, enforced or interpreted or threatened to be enacted, amended, enforced or interpreted by any federal, state, local or foreign legislative body, court, government or governmental, administrative or regulatory authority or agency which, in the judgment of the Board of Directors of the Company, has or may have the effect of making illegal or restraining or prohibiting the making of the Offer, the acceptance for exchange of the Warrants or the issuance of Shares in exchange for the Warrants, or the consummation of the Offer; (iv) any suspension or limitation of trading in securities generally on the NYSE, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any banking moratorium declared by Federal or New York authorities; or (vi) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if, in the judgment of the Board of Directors of the Company, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it inadvisable for the Company to consummate the Offer.

  An investment in Shares is subject to various risks. See "Information Concerning the Company--Risk Factors."

  The issuance of Shares pursuant to the Offer has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to an exemption thereunder. See "Certain Consequences of Shares Not Being Registered Under the Securities Act of 1933."

  Tendering Warrantholders will not be obligated to pay any brokerage fees or commissions or any transfer or stock issuance taxes with respect to the issuance of Shares in exchange for Warrants pursuant to the Offer.

  As of September 30, 1998, there were outstanding 3,596,254 Warrants and 25,467,722 shares of common stock, consisting of 15,967,722 Shares and 9,500,000 of Class B common stock. The Shares and the Warrants, except for the Sissener Warrants (as defined), are listed for trading on the NYSE. The newly issued Shares will also be listed for trading on the NYSE. The Company will not reissue Warrants exchanged pursuant to the Offer. Such tendered Warrants will be canceled.

  Neither the Company nor its Board of Directors nor any individual Officer or Director of the Company makes any recommendation that any Warrantholder tender or refrain from tendering Warrants pursuant to the Offer. Mr. E.W. Sissener, the Chairman and Chief Executive Officer of the Company, and Mr. Gert Munthe, President and Chief Operating Officer of the Company, beneficially own 1,383,004 Warrants and 110,094 Warrants, respectively, and each has informed the Company that he intends to tender the Warrants he beneficially owns pursuant to the Offer. Mr. Sissener has informed the Company that he has no present intention to dispose of the Shares he will receive in the Offer unless the Norwegian tax deferral described herein is not obtained. See "Background Relating to the Warrants and the Offer" and "Certain Tax Consequences of the Offer--Certain Norwegian Income Tax Consequences."

                                   * * * * *

  Warrantholders are urged to read this Offer and the related Letter of Transmittal carefully before deciding whether to tender their Warrants.

                                   * * * * *

  Certain statements under the captions "Background Relating to the Warrants and the Offer" and "Information Concerning the Company" and elsewhere in this Offer constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the items referred to under the caption "Information Concerning the Company--Risk Factors" and other factors referenced in this Offer or in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference. See "Information Concerning the Company--Risk Factors."

                              THE EXCHANGE OFFER

1.TERMS OF THE OFFER; CONDITIONS; EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept any and all Warrants validly tendered and not properly withdrawn on or prior to the Expiration Date (as hereinafter defined) of the Offer and will exchange each Warrant for a number of newly issued Shares determined pursuant to the Exchange Formula (as hereinafter defined).

  Each outstanding Warrant represents a currently exercisable right of the holder of such Warrant to purchase 1.061 shares of Class A common stock, $.20 par value per share (the "Shares" or the "Class A Stock") at $20.69 in cash per Share on or before the expiration date of the Warrants.

  The number of Shares to be issued for each Warrant pursuant to the Offer is the result of dividing (i) the sum of $1.00 plus the Warrant Spread (as defined) by (ii) the Average Market Price (as defined) (the "Exchange Formula"). Warrant Spread means 1.061 times the result of subtracting $20.69 from the Average Market Price. The Average Market Price will be the arithmetic average (rounded to the nearest cent) of the closing prices of the Shares on the New York Stock Exchange (the "NYSE") on each of the ten consecutive days on which the Shares trade on the NYSE commencing with the first day following the filing of the Company's Form 10-Q Report for the period ended September 30, 1998. The Company expects to file such Form 10-Q Report on or about October 30, 1998. The Company will not be required to issue any fractional Shares. Warrantholders will receive cash in lieu of any such fractional Shares, calculated on the basis of the Average Market Price. Warrantholders will be paid such amounts in U.S. dollars, except for Warrantholders resident in Norway, who will be paid such amounts in Norwegian Kroner at the exchange rate (as determined by the Company) at the close of business on the Expiration Date (as defined below).

  The term "Expiration Date" means 5:00 p.m., New York City time, on Friday, November 20, 1998, unless the Company shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire.

  Notwithstanding any other provision of the Offer, the obligation of the Company to accept Warrants for exchange or to issue Shares in exchange for Warrants tendered pursuant to this Offer is subject to the condition that the Average Market Price be not less than $20.69 and the additional condition that there shall not have occurred prior to acceptance of the Warrants pursuant to the Offer: (i) any event, circumstance or development or prospective event, circumstance or development which has or may have a material effect, whether positive or negative, on the business, operations, financial position or results of operations of the Company and its subsidiaries taken as a whole which, in the judgment of the Board of Directors of the Company, makes it inadvisable for the Company to consummate the Offer; (ii) any suit or other proceeding or any threatened suit or other proceeding relating to the Offer, the Warrants, or the issuance of Shares pursuant to the Offer; (iii) any order or preliminary or permanent injunction entered in any action or proceeding before any court or any statute, rule, regulation, order or official interpretation being enacted, amended, enforced or interpreted or threatened to be enacted, amended, enforced or interpreted by any federal, state, local or foreign legislative body, court, government or governmental, administrative or regulatory authority or agency which, in the judgment of the Board of Directors of the Company, has or may have the effect of making illegal or restraining or prohibiting the making of the Offer, the acceptance for exchange of the Warrants or the issuance of Shares in exchange for Warrants or the consummation of the Offer; (iv) any suspension or limitation of trading in securities generally on the NYSE, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; or (v) any banking moratorium declared by Federal or New York authorities; or (vi) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if, in the judgment of the Board of Directors of the Company, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it inadvisable for the Company to consummate the Offer.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion.

  The Company expressly reserves the right, subject to applicable laws (including applicable regulations of the Securities and Exchange Commission (the "Commission")) at any time or from time to time to (i) extend the Offer, in which event all Warrants previously tendered and not properly withdrawn or accepted will remain subject to the Offer, but subject to the tendering Warrantholder's right to withdraw Warrants tendered by such Warrantholder;
(ii) to delay acceptance for exchange of or, regardless of whether such Warrants were theretofore accepted for exchange, to delay the issuance of Shares in exchange for such Warrants in order to comply, in whole or in part, with any applicable law or government regulation; (iii) to terminate the Offer (whether or not any Warrants have theretofore been accepted for exchange) if any of the conditions referred to above have not been satisfied; (iv) to waive any condition, in whole or part; or (v) to amend the Offer in any respect (provided that such amendment does not decrease the number of Shares issued in exchange for Warrants under the Exchange Formula or add additional conditions to the Offer). Such delay, termination, waiver or amendment will be effected in each case by the Company giving oral or written notice of such delay, termination, waiver or amendment to the Depositary. The Company acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Company to effect the exchange of Shares for Warrants in accordance with the Exchange Formula or to return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Company may not delay acceptance for exchange of, or the issuance of Shares in exchange for such Warrants (except as provided by clause (ii) above) upon the occurrence of any of the conditions specified above without extending the period of time during which the Offer is open.

  The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time or from time to time.

  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by the Company issuing a press release via PRNewsire to major business publications and news services in the United States and Norway. In the case of an extension, a press release will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

  If the Company makes a material change in the terms of the Offer or if the Company waives a material condition of the Offer, the Company will extend the Offer for a period of time which will depend on the facts and circumstances, including the materiality, of the changes. With respect to a change in the Exchange Formula, a minimum ten business day extension will be made to allow for adequate dissemination of information regarding the change to Warrantholders. Any extension of the Offer will not constitute a waiver by the Company of any of the conditions to the Offer.

2.ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF SHARES

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for exchange all Warrants validly tendered and not properly withdrawn on or prior to the Expiration Date as soon as practicable after the later to occur of: (i) the Expiration Date and (ii) the date of satisfaction or waiver of the conditions set forth above. As soon as practicable following the acceptances for exchange of properly tendered Warrants and the required documentation, the Company will issue Shares to the holder of such Warrants in accordance with the Offer. The Company intends to deliver to the Depositary stock certificates representing all Shares issuable pursuant to the Offer. The Depositary will cause certificates for the Shares due to each tendering Warrantholder to be mailed to such Warrantholder following acceptance of the Warrants. Tendering Warrantholders whose Warrants are accepted pursuant to the Offer will become stockholders of record with respect to the Shares issuable to them as of the date the Depositary receives certificates for such Shares. The Company reserves the right, in its sole discretion and subject to applicable law, to delay acceptance of Warrants for exchange or the issuance of Shares for Warrants in order to comply, in whole or in part, with any applicable law or government regulation.

  For purposes of the Offer, the Company shall be deemed to have accepted for exchange all properly tendered Warrants as and when the Company gives oral or written notice to the Depositary of its acceptance of such Warrants for exchange pursuant to the Offer. The issuance of Shares in exchange for Warrants accepted for exchange pursuant to the Offer will occur as promptly as practicable following acceptance of the Warrants and receipt of the required documentation. The Depositary will act as agent for the tendering Warrantholders for the purpose of receiving certificates for the Shares issued pursuant to the Offer from the Company and transmitting such certificates to tendering Warrantholders. Under no circumstances will interest be paid by the Company with respect to the Shares issuable pursuant to the Offer, regardless of any delay in issuing such Shares. The Company will pay all transfer and stock issuance taxes, if any, payable on the issuance of Shares pursuant to the Offer.

  In all cases the issuance of Shares in exchange for Warrants tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the Depositary or Subdepositary of a certificate(s) for such Warrants or a timely confirmation of a book-entry transfer of such Warrants into the Depositary's account at a Book-Entry Transfer Facility (as defined), a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined), and any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Warrants pursuant to the Offer, see
Section 3 below.

  If any tendered Warrants are not accepted for exchange for any reason or if certificate(s) are submitted for more Warrants than are tendered, certificates evidencing unpurchased or untendered Warrants will be returned without expense to the tendering Warrantholder (or, in the case of Warrants tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Warrants will be credited to an account maintained at such Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

  If the Company amends the Exchange Formula or its determination thereof so that the number of Shares to be issued in exchange for Warrants pursuant to the Offer is increased, such increased number of Shares will be issued to all Warrantholders whose Warrants are exchanged pursuant to the Offer, whether or not such Warrants were tendered or accepted for exchange prior to such increase in the number of Shares.

3.PROCEDURE FOR TENDERING WARRANTS

  (A) VALID TENDER OF WARRANTS. Except as set forth below, in order for Warrants to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Warrants as described below, and any other documents required by the Letter of Transmittal, must be received by the Depositary or Subdepositary at one of the addresses set forth on the back cover of this Offer. In addition, either certificates evidencing tendered Warrants must be received by the Depositary or Subdepositary at any such address or such Warrants must be tendered pursuant to the procedure for book-entry transfer (and a confirmation of receipt of such delivery must be received by the Depositary), in each case on or prior to the Expiration Date or the guaranteed delivery procedures set forth below must be complied with. The term "Agent's Message" means a message transmitted by The Depository Trust Company (the "Book-Entry Transfer Facility") to and received by the Depositary and forming a part of a book-entry transfer confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Warrants which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

  (B) BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Warrants at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make book-entry delivery of Warrants by causing a Book-Entry Transfer Facility to transfer such Warrants into the Depositary's account in accordance with that Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Warrants may be affected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be received by the Depositary or Subdepositary at one of the addresses set forth on the back cover of this Offer on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

  DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  (C) SIGNATURE GUARANTEES. Signatures on Letters of Transmittal need not be guaranteed if (i) the Letter of Transmittal is signed by the registered holder of Warrants tendered or (ii) such Warrants are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

  If the certificates representing Warrants are registered in the name of a person other than the signer of the Letter of Transmittal, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates, with the signatures on the certificates or stock powers guaranteed as described below.

  If signatures are required as set forth above, then signatures on Letters of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program, or the Stock Exchange Medallion Program (each of the foregoing constituting an "Eligible Institution"). See Instructions 1 and 5 of the Letter of Transmittal.

  (D) GUARANTEED DELIVERY. If a Warrantholder desires to tender Warrants pursuant to the Offer and such Warrantholder's certificates are not immediately available, or time will not permit the certificates and all other required documents to reach the Depositary or Subdepositary on or prior to the Expiration Date or such Warrantholder cannot complete the procedure for book-entry transfer on a timely basis, such Warrants may nevertheless be tendered if the following guaranteed delivery procedures are satisfied:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, is received by the Depositary as provided below on or prior to the Expiration Date; and

    (iii) the certificates (or a book-entry transfer confirmation) representing all tendered Warrants, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  THE METHOD OF DELIVERY OF CERTIFICATES AND ALL OF THE REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING WARRANTHOLDER AND THE

DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY OR SUBDEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY.

  (E) DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Warrants will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of Warrants determined by it not to be in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company reserves the absolute right to waive any defect or irregularity in any tender of Warrants of any particular Warrantholder. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Company, any of its affiliates or assigns, the Depositary, the Subdepositary, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.WITHDRAWAL RIGHTS

  Tenders of Warrants pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 5, 1998 unless theretofore accepted for payment as provided in this Offer. If the Company extends the Offer, is delayed in accepting Warrants for exchange or issuing Shares in exchange for Warrants or is unable to accept Warrants for exchange or issue Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary and the Subdepositary may, on behalf of the Company, retain all Warrants tendered, and such Warrants may not be withdrawn except to the extent that tendering Warrantholders are entitled to withdrawal rights as set forth in this Section 4.

  For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary or Subdepositary at one of the addresses set forth on the back cover of this Offer. Any notice of withdrawal must specify the name of the person who tendered the Warrants to be withdrawn, the number of Warrants to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Warrants. If certificates evidencing Warrants to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical Depositary, and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Warrants have been tendered for the account of an Eligible Institution. If Warrants have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Warrants.

  Withdrawals may not be rescinded, and Warrants withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Warrants may be retendered at any time prior to the Expiration Date by again following one of the procedures described in Section 3.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination shall be final and binding. None of the Company, any of its affiliates or assigns or the Depositary or the Subdepositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.CERTAIN CONSEQUENCES OF SHARES NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933

  The offer and issuance of Shares by the Company pursuant to the Offer has not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The Company has been advised that the offer and issuance of shares pursuant to this Offer is exempt from registration under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange."

  The Company has further been advised that the Shares issued pursuant to the Offer are not restricted securities and may be resold by the recipients thereof without regard to the limitation of Rule 144 and without such recipients being deemed underwriters for purposes of the Securities Act; except that:

    (a) Shares issued in exchange for Warrants to persons who originally received such Warrants pursuant to the exemption from registration in
  Section 4(2) of the Securities Act or from the person who acquired such Warrants in a non-public transaction may be restricted securities within the meaning of Rule 144; and if the Shares issued in exchange for any Warrants are restricted securities, the recipient of such Shares may tack the period during which such recipient held the Warrants for purposes of Rule 144; and

    (b) Shares issued in exchange for Warrants that are held by affiliates of the Company (which includes all of the Sissener Warrants) will be entitled to tack the period during which such Warrants were held by the recipient prior to the exchange. Accordingly, such affiliates who have held their Warrants for more than one year will be able to sell or transfer the Shares received in exchange for their Warrants in accordance with the volume limitations and manner of sale limitations and other provisions set forth in Rule 144.

  An additional consequence of the issuance of Shares pursuant to the Offer not being registered under the Securities Act is that certain protections set forth in Section 11 and other provisions of the Securities Act will not be available to Warrantholders who exchange Warrants for Shares in the Offer.

6.BACKGROUND RELATING TO THE WARRANTS AND THE OFFER.

  On October 3, 1994, the Company acquired the pharmaceutical, animal health, aquatic animal health and bulk antibiotics businesses of A.L. Industrier A.S., a Norwegian corporation formerly named Apothekernes Laboratorium A.S. ("Industrier"). As part of the consideration for these businesses, the Company issued the Warrants to the approximately 400 shareholders of Industrier, primarily through a tender offer procedure in Norway.

  Industrier owns all of the outstanding Class B common stock of the Company, and Mr. E.W. Sissener, the Chairman and Chief Executive Officer of the Company, beneficially owns a majority of Industrier's outstanding shares. As a result, Industrier and Mr. Sissener may be deemed to control the Company. See "Information Concerning the Company--Risk Factors--Relationship of the Company and Industrier; Controlling Stockholder, Conflicts of Interest." As a result of the issuance of the Warrants to the Industrier shareholders in 1994, Mr. Sissener and a family corporation controlled by him received and currently hold 1,383,004 Warrants (the "Sissener Warrants") constituting approximately 38.5% of the aggregate number of outstanding Warrants. In addition, Mr. Gert Munthe, President and Chief Operating Officer of the Company, beneficially owns 110,094 Warrants (all of which are held by his spouse). Certain other officers and directors of the Company, all of whom are Norwegian residents, beneficially own 10,011 Warrants.

  In September 1995, the Shares issuable upon exercise of all outstanding Warrants except the Sissener Warrants were registered under the Securities Act of 1933, as amended (the "Securities Act"). The Sissener Warrants and Shares issuable upon exercise thereof were registered under the Securities Act in September, 1998. The Warrants, except for the Sissener Warrants, were listed for trading on the NYSE in 1995. See "Price Range of the Warrants and the Shares; Dividends." As of September 30, 1998, Warrants for an aggregate number of 2,000 Shares had been exercised. The Company believes that over 60% of the Warrants (including the Sissener Warrants) were held at September 30, 1998, by the original recipients in 1994.

  During the second quarter of 1998 the Finance Committee of the Board responded to concerns raised by certain directors and members of management that the approaching expiration of the Warrants on January 3, 1999 and the likely exercise of the Warrants shortly before expiration might result in market disruption affecting the Company's Shares and greater dilution to earnings per Share than if the Company repurchased the Warrants.

During the second quarter of 1998, Mr. Sissener advised the Board that for personal financial reasons he did not intend to exercise the Sissener Warrants, but instead intended to sell either the Sissener Warrants or the Shares issuable on exercise of such Warrants. He asked the Company to assist in this effort. During June and July, 1998, Messrs. I. Roy Cohen and Glen E. Hess (the members of the Finance Committee other than Messrs. Sissener and Munthe), together with Mr. Jeffrey Smith, Chief Financial Officer, reviewed the impact on the Company of the Warrants being exercised according to their terms as compared to various alternatives involving the purchase or modification of the Warrants. In conducting such review, the following factors were considered: the projected earnings of the Company through 1999; the Company's capital requirements; the Company's financing arrangements and the projected costs of borrowings; the estimated future market price of the Shares based on a range of possible earnings per Share and multiples thereof; a range of Warrant values and projected costs of acquiring the Warrants; calculations of dilution to earnings per Share that results from exercise of the Warrants at various earnings levels; arbitrage transactions relating to the Warrants and the effect of Share transactions following Warrant exercise on the market price of the Shares; and possible future Share offerings by the Company. As part of such review, Messrs, Cohen, Hess and Smith discussed the foregoing matters with representatives of investment banks familiar with the Company. The Company has not received any report or appraisal of any kind from any outside party which materially relates to the Offer in any way.

  In late July, 1998, Messrs Cohen and Hess recommended that the Audit Committee and Board of Directors consider a proposal that the Company offer to acquire the Warrants for Shares on terms substantially similar to the Offer (but with possible reduction of the $1.00 component of the Exchange Formula and a possible maximum Warrant Spread). The recommendation was based on (i) management's estimates of anticipated higher Company earnings per share in the second half of 1998 and in 1999 and a view that such performance, if achieved, could enable the Company to receive greater proceeds from a future share offering than if the Warrants were exercised, (ii) the elimination of the market uncertainty and potential overhang that could result from an exercise of the Warrants and (iii) an expected anti-dilutive effect of the proposed exchange offer on future earnings per share. The Audit Committee reviewed the proposal, concluded that the proposal was fair to the holders of the Company's Class A Stock and favorably recommended the proposal to the Board. At a Special Meeting on July 28, 1998, the Board considered the proposal (with Messrs. Sissener and Munthe abstaining) and approved the proposal in concept, but subject to a final decision and determination of specific terms of the proposed offer after review of financial projections of the Company for the second half of 1998 and the preliminary budget for 1999 at a meeting in October, 1998. On August 6, 1998, the Company issued a release announcing that the Board would consider making an offer to all Warrantholders to exchange Warrants for Shares at an exchange ratio based on the market value of the Shares at the time of the exchange plus a premium of up to $1.00.

  During the period from October 5 through October 12, 1998, Messrs. Cohen and Hess discussed the proposed offer and reviewed the movements in the market prices of the Shares and Warrant market price since the August 6, 1998 public announcement of the proposed offer, the Company's preliminary results for the third quarter and projected results for the fourth quarter of 1998, and the Company's financing arrangements and capital requirements. They discussed possible variations in the $1.00 premium component of the Exchange Formula and other aspects of the Offer and determined to recommend the terms of the Offer. At separate meetings on October 14, 1998, Mr. Cohen, as Chairman of the Finance Committee, recommended the specific terms of the Offer to the Audit Committee and the Board. The Audit Committee reaffirmed its recommendation of the Offer as fair to the holders of the Company's Class A Stock. The Board reviewed the Company's financial projections for 1998 and the Company's preliminary budget for 1999, the Company's capital requirements and existing borrowing level and capacity and other factors, received reports of divisional management and, after discussion (with Messrs. Sissener and Munthe abstaining) approved and authorized the Offer.

7.CERTAIN TAX CONSEQUENCES OF THE OFFER.

  (A) CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The Company has received an opinion from Kirkland & Ellis summarizing certain U.S. federal income tax consequences of the Offer to persons who exchange Warrants pursuant to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, as well as judicial and administrative interpretations thereof, all of which are subject to change, including changes which may be retroactive. No opinion of counsel or ruling from the Internal Revenue Service ("IRS") will be requested by the Company on any tax issue connected with Offer. Accordingly, no assurance can be given that the IRS will not challenge certain of the tax positions described herein or that such a challenge would not be successful.

  Except for section 7(b) below relating to Norway, the discussion below does not address the foreign, state or local tax consequences of the transactions to be accomplished pursuant to the Offer, nor does it specifically address the tax consequences to taxpayers subject to special treatment under the federal income tax laws (including dealers in securities, foreign persons, life insurance companies, tax-exempt organizations, financial institutions, S corporations and taxpayers subject to the alternative minimum tax). The discussion below assumes that the Warrants are held by Holders at the Expiration Date of the Offer as a capital asset within the meaning of Code
Section 1221.

  ACCORDINGLY, EACH HOLDER OF OUTSTANDING WARRANTS IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE. NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER WHO TENDERS WARRANTS ARE MADE HEREBY.

  The term "U.S. Holder" means a holder of a Warrant that is, for U.S. federal income tax purposes, (A) a citizen or resident of the U.S., (B) a corporation, limited liability company, partnership or other entity created or organized under the laws of the U.S. or of any political subdivision thereof, (C) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (D) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions. The term "Non-U.S. Holder" means a holder of a Warrant that is not a U.S. Holder.

  General Tax Consequences of the Exchange to U.S. Holders. The Exchange should be treated as a "recapitalization" of the Company within the meaning of Code Section 368(a)(1)(E). As a result of this characterization, a U.S. Holder of Warrants who participates in the Exchange should not recognize gain or loss, except as described below with respect to payment in lieu of fractional shares. The tax basis of the Shares received by a U.S. Holder pursuant to the Exchange should be equal to such holder's adjusted tax basis in the Warrants transferred in exchange therefor. The holding period of the Shares received should include the period during which the U.S. Holder held the Warrants exchanged therefor. U.S. Holders of Warrants who do not participate in the Exchange should not recognize any gain or loss as a result of other holders of Warrants participating in the Exchange.

  Consequences of the Exchange to the Company. The Company should not recognize any gain or loss from the Exchange.

  Consequences of Payment in Lieu of Fractional Shares--U.S. Holders. A U.S. Holder's receipt of cash in lieu of a fractional share in connection with the Exchange should be treated as a redemption of such fractional Share immediately after such fractional Share was issued in the Exchange. The amount of gain realized by a U.S. Holder, if any, would equal the excess of the cash received over such holder's adjusted basis in the fractional Share redeemed. A U.S. Holder's gain or loss with respect to the deemed redemption of a fractional Share, therefore, should be equal to the difference between the cash received in lieu of the fractional Share and the U.S. Holder's basis allocable to the fractional Share. Basis will be allocable to a fractional Share in proportion which the value of the fractional Share bears to the value of all of the Shares (including the fractional Share) received in the Exchange.

  Any gain recognized from the deemed redemption of a fractional Share as a result of the Exchange should be capital gain. Any such capital gain would be long term capital gain if the U.S. Holder's holding period in such Warrants is more than one year at the time of the exchange. An individual U.S. Holder will generally be subject to a maximum tax rate of 20% on long-term capital gain.

  Consequences of Payment in Lieu of Fractional Shares--Non-U.S. Holders. A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax with respect to gain recognized from the deemed redemption of a fractional Share (as determined above) on an exchange of Warrants pursuant to the Offer unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of a Non-U.S. Holder that is an individual, such Holder is present in the United States for 183 or more days in the taxable year of the disposition and either such Holder (a) has a "tax home" (within the meaning of Section 911(d)(3) of the Code) in the United States or (b) maintains an office or fixed place of business in the United States to which such gain is attributable.

  Backup Withholding and Information Reporting for Payment in Lieu of Fractional Shares. A. U.S. Holder of Warrants who participates in the Offer may be subject to backup withholding at the rate of 31% with respect to "reportable payments" which should include any cash received in lieu of fractional Shares. The payor will be required to deduct and withhold the prescribed amounts if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor in the manner required, (b) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (c) there has been a "notified payee underreporting", or (d) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under the backup withholding rules. In general, if any one of the events listed above occurs, the Company may be required to withhold at a rate of 31%. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities, so long as the required information is provided to the IRS. The Company will report to the holders and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the securities.

  A Non-U.S. Holder of Warrants who participates in the Offer may also be subject to information reporting and backup withholding with respect to gain recognized from the deemed redemption of a fractional share unless the Non-U.S. Holder or beneficial owner certifies its status as such or otherwise establishes an exemption from information reporting and backup withholding and the payor has such evidence in its records as to such status or exemption. To be exempt from withholding with respect to payments in lieu of fractional Shares, a Non-U.S. Holder must generally complete and provide the payor with a Form W-8 or other documentary evidence certifying that such Non-U.S. Holder is an exempt foreign person.

  (B) CERTAIN NORWEGIAN INCOME TAX CONSEQUENCES

  The Company has been advised that an exchange of Warrants for Shares pursuant to the Offer will be treated for Norwegian tax purposes as a disposal of the Warrants.

  Unless a deferral (as described below) is obtained, the Exchange will subject Warrantholders taxable in Norway to a tax on any capital gain recognized as result of the Exchange. The amount of gain or loss realized by a Warrantholder in the Exchange would equal the difference, if any, between (i) the tax cost price of the Warrants surrendered and (ii) the fair market value of the Shares received by the Warrantholder plus any cash amount received by the Warrantholder in lieu of fractional shares. Any gain will be subject to tax at a rate of 28%. Any loss may be deductible for tax purposes.

  The tax cost price of the Warrants held by persons who received the Warrants in connection with the 1994 combination is NK 28.70. This value has been accepted by the Norwegian tax authorities. The tax cost price of the Shares received in the Exchange will equal the fair market value of the Shares at the time of their receipt by Warrantholders. The Company will, on behalf of the Warrantholders, address the Norwegian Ministry of Finance and apply for a tax deferral. If granted the capital gain realized as a result of the Exchange may be deferred until the Shares received in the Exchange are sold. There can be no assurance that such a tax deferral will be granted.

8.PRICE RANGE OF THE WARRANTS AND THE SHARES; DIVIDENDS

  The Shares and the Warrants, except for the Sissener Warrants, are listed and traded on the NYSE under the symbols ALO and ALO ws, respectively. The following table sets forth, for the periods indicated, the high and low closing prices per Warrant and per Share as reported by the National Quotation Bureau, LLC, and the dividend declared per Share.

  The Company has been informally advised by the NYSE that it is not reasonably likely that the exchange of Shares for Warrants pursuant to the Offer will result in the delisting of the Warrants on the NYSE.

                                                                        CASH
                                      WARRANTS           SHARES       DIVIDENDS
                                   --------------- ------------------ DECLARED
                                     HIGH    LOW     HIGH      LOW    PER SHARE
                                   -------- ------ -------- --------- ---------
QUARTER ENDED:
 1998
  Fourth (through October 15,
   1998).......................... $6 1/8   $3 1/2 $25 7/8  $23 3/16      N/A
  Third...........................  6 5/8    3 1/8  26 5/16  21 7/16   $0.045
  Second..........................  4 1/32   2 1/8  23       19 3/4     0.045
  First...........................  5 1/4    2 3/4  24 5/16  18 15/16   0.045
 1997
  Fourth..........................  5 11/16  3 3/4  23 7/8   21 1/4     0.045
  Third...........................  6        2 3/4  23 1/2   15 1/4     0.045
  Second..........................  3 1/2    1 7/8  18 1/8   13 1/2     0.045
  First...........................  3 1/2    2      15 1/8   11 3/8     0.045
 1996
  Fourth..........................  4 3/8    1 5/8  16 1/2   10 5/8     0.045
  Third...........................  7        4 1/4  21 1/4   14 5/8     0.045
  Second..........................  9 3/4    5 1/2  26       19 1/8     0.045
  First...........................  11 5/8   8 1/2  27 3/8   22         0.045

  On October 15, 1998, the closing sale price of the Warrants and the Shares on the NYSE was $3.625 per Warrant and $23.9375 per Share. WARRANTHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE WARRANTS AND THE SHARES.

               DESCRIPTION OF THE CAPITAL STOCK AND THE WARRANTS

  The Company's authorized capital stock currently consists of: (i) 40,000,000 shares of Class A Stock (the "Class A Stock"), of which 15,967,722 shares were issued and outstanding as of September 30, 1998, (ii) 15,000,000 shares of Class B common stock, $.20 par value per share (the "Class B Stock" and, together with the Class A Stock, the "Common Stock"), of which 9,500,000 shares were issued and outstanding as of September 30, 1998, and (iii) 500,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which none were issued and outstanding as of September 30, 1998. The following description of the capital stock of the Company is a summary of certain provisions of the Company's Amended and Restated Certificate of Incorporation and is qualified in its entirety by the provisions of such document which has been filed with the Commission. As of September 30, 1998, the Class A Stock was held of record by 1,281 stockholders.

1.COMMON STOCK

  The Class A Stock and the Class B Stock are identical in all respects, including with respect to the right to receive dividends, except as follows:
(i) the holders of the Class A Stock are currently entitled as a class to elect 33 1/3% of the Board of Directors (rounded to the nearest whole number, but not less than two members of the Company's Board of Directors), and the holders of the Class B Stock are entitled as a class to elect the remaining directors; (ii) on all other matters submitted to a vote of stockholders, the holders of the Class A Stock are entitled to one vote per share of Class A Stock held, and the holders of the Class B Stock are entitled to four votes per share of Class B Stock held; (iii) the holders of the Class B Stock have the right at any time and from time to time to convert each share of Class B Stock into one share of Class A Stock; and (iv) shares of Class A Stock may be declared and paid as dividends on shares of both Class A Stock and Class B Stock; shares of Class B Stock may be declared and paid as dividends on shares of both Class A Stock and Class B Stock; shares of Class A Stock may be declared and paid as dividends on shares of Class A Stock and shares of Class B Stock may be declared and paid as dividends on shares of Class B Stock; and in any such case the same number of shares must be declared and paid as dividends in respect of each outstanding share of Class A Stock and each outstanding share of Class B Stock. The special voting rights of the holders of the Class A Stock as reflected in clause (i) above terminate if the number of issued and outstanding shares of Class A Stock is less than 10% of the aggregate number of issued and outstanding shares of Class A Stock and Class B Stock, and the special voting rights of the holders of the Class B Stock as reflected in clauses (i) and (ii) above terminate if the number of issued and outstanding shares of Class B Stock is less than 12 1/2% of such aggregate number, in each case as determined on the record date for the stockholder vote.

  The Company may not subdivide or combine either class of Common Stock without at the same time combining or subdividing shares of the other class of Common Stock in the same proportion. Upon liquidation of the Company, holders of the Class A Stock and the Class B Stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of the Company, and payments due in respect of any other senior securities of the Company, including any shares of Preferred Stock. Holders of Common Stock do not have cumulative voting rights or preemptive, subscription or, except as set forth above with respect to the Class B Stock, conversion rights.

2.PREFERRED STOCK

  The Preferred Stock may be issued in one or more series, with such designations, relative rights, powers, priorities, preferences and limitations thereof as the Board of Directors, without any stockholder action, may determine, provided that the right of the holders of Class A Stock, voting as a class, to elect no less than 25% of the Board of Directors may not be limited by the grant of voting rights to any series of Preferred Stock.

3.WARRANTS

  General. The Warrants have been issued in registered form pursuant to the terms of a warrant agreement (the "Warrant Agreement") dated October 3, 1994 between the Company and BankBoston, N.A. (formerly known as The First National Bank of Boston), as the warrant agent (the "Warrant Agent"), a copy of which has been filed with the Commission and is incorporated herein by reference. The statements herein relating to the Warrants and the Warrant Agreement are summaries and are subject to the detailed provisions of the Warrant Agreement, to which reference is hereby made for a complete statement of those provisions. Whenever particular provisions of the Warrant Agreement or terms defined therein are referred to herein, those provisions or definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by that reference.

  Exercise of Warrants. Each Warrant represents a currently exercisable right of the holder thereof to purchase 1.061 Shares at $20.69 in cash per Share. The Warrants are exercisable, at the holder's option, as a whole or from time to time in part at any time until 5:00 p.m., New York City time, on January 3, 1999, unless extended by the Company in its discretion, (the "Warrant Expiration Date") in accordance with the terms of the Warrants and the Warrant Agreement. The Company will not be required to issue any fractional Shares or, under certain circumstances, any fractional Warrants. Holders of Warrants will receive cash in lieu of any such fractional Shares or Warrants.

  Certain Adjustments. No adjustment in the Exercise Price or the number of Shares purchasable upon exercise of the Warrants will be made for any cash dividends or distributions payable out of consolidated earnings or earned surplus. The Exercise Price and the number of Shares purchasable upon exercise of each Warrant are subject to adjustment upon (1) the payment of a dividend by the Company on its shares of Class A Stock in shares of Class A Stock or Class B Stock, (2) any subdivision, combination, or reclassification of the Shares, (3) any distribution by the Company generally to the holders of the Shares of certain rights, options, or warrants to subscribe for or purchase Shares at a price per Share lower than the then current market price per Share, or (4) any distribution by the Company generally to the holders of the Shares of evidences of indebtedness or assets (excluding certain cash dividends or distributions), or other rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase Shares. No adjustment in the Exercise Price or the number of Shares purchasable upon exercise of the Warrants will be required until cumulative adjustments would require a change of at least 1% in the number of Shares purchasable upon exercise of the Warrants. In lieu of adjusting the number of Shares issuable upon exercise of each Warrant, the Company may elect to adjust the number of outstanding Warrants.

  Notwithstanding the foregoing, in case of a consolidation, merger, sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Warrant shall continue to have the right to exercise the Warrant for the kind and amount of Shares and other securities and property receivable by a holder of the number of Shares for which such Warrants were exercisable immediately prior thereto.

  Transferability. Any Warrant may be transferred, split up, combined or exchanged for another Warrant or Warrants entitling the registered holder thereof to purchase a like number of Shares as the Warrant certificate or certificates surrendered. Certificates may be exchanged for other certificates in different denominations representing Warrants to purchase the same aggregate number of Shares at any time.

  No Rights as Holder of Shares. No holder of Warrants shall be entitled to vote or consent or receive dividends or be deemed for any other purpose the holder of Shares or of any other securities of the Company that may at any time be issuable upon the exercise of the Warrants until the Warrants are properly exercised as provided in the Warrant Agreement.

                      INFORMATION CONCERNING THE COMPANY

1.INFORMATION INCORPORATED BY REFERENCE; AVAILABILITY OF INFORMATION

  The following documents have been filed with the Securities and Exchange Commission (the "Commission") and are incorporated by reference into this
Offer: the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; the Company's Current Report on Form 8-K dated March 30, 1998; the Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1998 and June 30, 1998, respectively; and the Company's Current Report on Form 8-K dated May 7, 1998, as supplemented by Form 8-K/A dated July 21, 1998. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the "Exchange Act") after the date of this Offer and prior to the consummation of the exchange contemplated hereby shall be deemed to be incorporated by reference in this Offer and to be a part hereof from the date of filing of such documents. The Company has also filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which includes certain additional information relating to the Offer.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Schedule 13E-4, as well as reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Shares and the Warrants are listed on the New York Stock Exchange (the "NYSE"), and copies of reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company is simultaneously mailing copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 to Warrantholders of record resident in Norway.

2.RISK FACTORS

  In addition to the other information included or incorporated in this Offer, Warrantholders should consider carefully the following risk factors in evaluating the Company and its business before tendering Warrants in exchange for Shares.

  (A) GOVERNMENT REGULATION. The research, development, manufacturing and marketing of the Company's products are subject to extensive government regulation by either the Food and Drug Administration ("FDA") or the U.S. Department of Agriculture ("USDA"), as well as by the Drug Enforcement Administration ("DEA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), and by comparable authorities in the European Union ("EU"), Norway, Indonesia and other countries. Although Norway is not a member of the EU, it is a member of the European Economic Association and, as such, has accepted all EU regulations with respect to pharmaceuticals. Government regulation includes detailed inspection of and controls over testing, manufacturing, safety, efficacy labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of pharmaceutical products. Noncompliance with applicable requirements can result in civil or criminal fines, recall or seizure of products, total or partial suspension of production and/or distribution, debarment of individuals or the Company from obtaining new generic drug approvals, refusal of the government to approve new products and criminal prosecution. Such government regulation substantially increases the cost of producing human pharmaceutical and animal health products.

  In the U.S., the FDA has imposed stringent regulatory requirements relating to the operation of manufacturing plants. The Company's U.S. manufacturing facilities, as well as two of the Company's European plants that manufacture products for export to the U.S. and certain of its contract manufacturers, are affected in that they are required to comply with the U.S. manufacturing regulations. Failure to demonstrate compliance during periodic inspections could lead to a cessation or curtailment of plant operations. Similar regulatory requirements exist in the foreign countries where the Company or its contract manufacturers have facilities and in certain countries where the Company sells its products, and non-compliance could lead to adverse events similar to those described above.

  The Company and its subsidiaries have filed applications to market pharmaceutical and animal health products with regulatory agencies both in the U.S. and internationally. The timing of receipt of approvals of these applications, and the timing of such receipt, can significantly affect future revenues and income. This is particularly important with respect to human pharmaceuticals where it is the Company's strategy to obtain regulatory approval to market a generic formulation as soon as third party's patent protection ends and prior to the price erosion normally caused by the entry of other generic competitors. There can be no assurance that new product approvals will be obtained in a timely manner, if ever. Failure to obtain such approvals, or to obtain such approvals when expected, could have a material adverse effect on the Company's business, results of operations, and financial condition.

  The Company's animal health products, such as feed additives, could be affected by legislation or regulatory rulings under consideration in the European Union and in one or more countries restricting the sale of products containing antibiotics. Based upon public reports, the Company understands that the governments of certain European countries have banned the sale of certain antibiotic products. The Company cannot predict whether such initiatives will ultimately affect its products. If any such restrictive legislation or regulation were adopted, its impact on the Company would depend on the nature of the restriction and the size of the markets affected.

  Regulatory compliance impacts operating expenses directly by requiring the addition of personnel, programs and capital and indirectly by adding activities without directly increasing efficiency. The costs both direct and indirect of regulatory compliance (which have increased in recent years) may continue to increase in the future.

  (B) RISKS ASSOCIATED WITH LEVERAGE. As of June 30, 1998, the Company had total outstanding long-term indebtedness of approximately $437 million, or approximately 65% of the Company's total capitalization. In addition, the Company may incur additional indebtedness through borrowings (up to $73 million as of June 30, 1998) under its various credit agreements, subject to the satisfaction of certain financial tests and maintenance of certain financial ratios. The degree to which the Company is leveraged could have important consequences to the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited or impaired; (ii) the Company's operating flexibility with respect to certain matters is limited by covenants contained in the credit agreements, which limit the ability of the Company's operating subsidiaries to incur additional indebtedness and contingent liabilities, grant liens, pay dividends, make investments, prepay other indebtedness or engage in certain asset sales, acquisitions, joint ventures, mergers and consolidations; and (iii) the Company's degree of leverage may make it more vulnerable to economic downturns, may limit its ability to pursue other business opportunities and may reduce its flexibility in responding to changing business and economic conditions. In addition, the Company believes that it has greater leverage on its balance sheet than many of its competitors. Under the currently existing credit agreements, a material portion of the Company's bank indebtedness matures in 2000 and additional equity financing would have been required by December 31, 1998 in order to comply with a certain leverage ratio. However, the Company has a commitment from its principal banks to refinance its bank indebtedness prior to the end of 1998, which would extend the maturity of its bank indebtedness, increase interest costs and provide greater flexibility under the various debt covenants so that additional equity financing would not be required.

  In connection with potential acquisitions, the Company may incur additional indebtedness, in which event the Company's leverage would be increased.

  (C) RISKS ASSOCIATED WITH ACQUISITIONS. The Company maintains its search for acquisitions which will provide new product and market opportunities, leverage existing assets and add critical mass. The Company is actively evaluating various acquisition possibilities, including joint ventures and licensing arrangements. On May 7, 1998, the Company completed the Cox Acquisition. The Company cannot predict whether any additional acquisition which meets its criteria will be available on terms acceptable to the Company, that financing for any such acquisitions will be available on satisfactory terms, that the Company will be able to accomplish its strategic objectives as a result of any such acquisition, that any business or assets acquired by the Company will be integrated successfully into the Company's operations or that such integration will not involve significant costs. Given other transactions in the pharmaceutical industry, and the values of potential acquisition targets, the Cox Acquisition was, and any future acquisitions could initially be, dilutive to the Company's earnings and may add significant intangible assets and related goodwill amortization charges. Depending upon the timing and success of the Company's acquisition strategy and other corporate developments, the Company may seek additional debt or equity financing, resulting in additional leverage and dilution of ownership, respectively. There can be no assurance that the Company's acquisition strategy, or any other component of its growth strategy, will be successful.

  (D) FOREIGN OPERATIONS; RISK OF CURRENCY FLUCTUATION. The Company's foreign operations are subject to various risks which are not present in domestic operations, including, in certain countries, currency exchange fluctuations and restrictions, restrictions on imports, government price controls, restrictions on the level of remittance of dividends, interest, royalties and other payments, the need for governmental approval of new operations, the continuation of existing operations and other corporate actions, political instability, the possibility of expropriation and uncertainty as to the enforceability of commercial rights, trademarks and other proprietary rights.

  The Company's Far East operations, particularly Indonesia where the Company has a manufacturing facility, are being affected by the wide currency fluctuations and decreased economic activity in many countries in such geographical areas and by the social and political unrest in Indonesia. While the Company's present exposure to economic factors in the Far East is not material, the region is an important area for the Company's anticipated future growth.

  While from time to time the Company may engage in hedging activities, the Company cannot predict future currency fluctuations or future governmental regulatory actions or their impact on the Company.

  (E) FLUCTUATING OPERATING RESULTS. The Company has experienced in the past, and will experience in the future, variations in revenues and net income as a result of many factors, including past and potential acquisitions, the level of selling, general and administrative expenses, the general condition of the pharmaceutical industry, and industry announcements and releases of new products. The Company's planned operating expenditures and certain capital expenditure programs are based on sales forecasts. If revenues are below expectations in any given period, operating results could be materially adversely affected. Additionally, the Company's operating results could be adversely affected by delays in the introduction of new products.

  (F) COMPETITION. All of the Company's businesses operate in highly competitive markets and many of the Company's competitors are substantially larger and have greater financial, technical and marketing resources than the Company. As a result, the Company may be at a disadvantage in its ability to develop new products to meet competitive demands. In addition, once a product is approved, the Company may not be able to market its product (or establish a favorable market price) as effectively as larger competitors.

  The U.S. generic pharmaceutical industry has historically been characterized by intense competition. As patents for brand-name products and other bases for market exclusivity expire, prices typically decline as generic competitors enter the marketplace. Normally, there is a further unit price decline as the number of generic competitors increase causing an intensifying of competitive pricing. The timing of these price decreases as to any particular product is unpredictable and can result in a significantly curtailed profitable generic product life-cycle. In addition brand-name manufacturers frequently take actions to prevent or discourage the use of generic equivalents through marketing and regulatory activities and litigation.

  Generic pharmaceutical market conditions in the U.S. were further exacerbated in the second half of 1996 by a fundamental shift in industry distribution, purchasing and stocking patterns resulting from increased importance of sales to major wholesalers and a concurrent reduction in sales to private label generic distributors. The Company believes that this trend continues to date. Wholesaler programs generally require lower prices on products sold, lower inventory levels kept at the wholesaler and fewer manufacturers selected to provide products to the wholesaler's own marketing programs.

  The factors which have adversely affected the U.S. generic pharmaceutical industry may also affect some or all of the markets in which the International Pharmaceutical Division operates. In addition, in Europe the Company is encountering price pressure from parallel imports (i.e., imports of identical products from lower priced markets under EU laws of free movement of goods) and general governmental initiatives to reduce drug prices. Parallel imports could lead to lower volume growth and both parallel imports and governmental cost containment could create downward pressure on prices in certain product and geographical market areas including the Nordic countries where the Company has significant sales.

  The Company has been and will continue to be affected by the competitive and changing nature of this industry. Accordingly, because of competition, the significance of relatively few major customers (e.g., large wholesalers and chain stores), a rapidly changing market and uncertainty of timing of new product approvals, the sales volume, prices and profits of the Company's U.S. and International Pharmaceutical Divisions and its generic competitors are subject to unforeseen fluctuation.

  (G) DEPENDENCE ON SINGLE SOURCES OF RAW MATERIAL SUPPLY AND CONTRACT MANUFACTURERS. Raw materials used in certain products are currently sourced from single qualified suppliers, both foreign and domestic, and certain products sold by the Company are purchased from single contract manufacturers. Although the Company has not experienced difficulty to date in acquiring active raw materials, other materials for production development, or products purchased from contract manufacturers, there can be no assurance that supply interruptions will not occur in the future or that the Company will not have to obtain substitute materials or products, which would require additional product validations and regulatory submissions. Further, there can be no assurance that contract manufacturers that supply the Company will continue to do so. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture products, to sell products manufactured under contract or to obtain or maintain regulatory approval of such products.

  (H) THIRD PARTY REIMBURSEMENT PRICING PRESSURES. The Company's commercial success in producing, marketing and selling generic products will depend, in part, on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to maintain its present product price levels. In addition, the market for the Company's products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceutical products for which reimbursement will be provided. The resulting competition among pharmaceutical companies to place their products on these approved lists has created a trend of downward pricing pressure in the industry. There can be no assurance that the Company's products will be included on the approved lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact the Company's business, results of operations and financial condition.

  (I) POTENTIAL LIABILITY FOR CURRENT PRODUCTS. Continuing studies of the proper utilization, safety, and efficacy of pharmaceuticals and other health care products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products and in some cases have resulted, and may in the future result, in the discontinuance of their marketing and, in certain countries, give rise to claims for damages from persons who believe they have been injured as a result of their use. The Company's business, results of operations and financial condition could be materially adversely affected by the assertion of such a product liability claim.

  (J) RELATIONSHIP OF THE COMPANY AND INDUSTRIER; CONTROLLING STOCKHOLDER; CONFLICTS OF INTEREST. Industrier, as the beneficial owner of 100% of the outstanding shares of the Class B Stock, is presently entitled to elect two-thirds of the members of the Company's Board of Directors and to cast in excess of a majority of the votes generally entitled to be cast on matters presented to the Company's stockholders. Accordingly, Industrier controls the Company and its policies. At September 30, 1998 there were 9,500,000 shares of Class B Stock outstanding, which shares represented approximately 37% of the total Common Stock outstanding. Industrier's ownership of the Class B Stock has the effect of preventing hostile takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over current market prices. Approximately 50% of the Class B Stock is pledged by Industrier to its lenders. Industrier also beneficially owns a convertible note of the Company in the principal amount of $67,850,000, which may convert upon the occurrence of certain events after April 6, 2001 into 2,372,896 shares of Class B Stock.

  E.W. Sissener, Chairman and Chief Executive Officer of the Company, is also Chairman of Industrier and controls Industrier. Gert Munthe, President and Chief Operating Officer of the Company, is a director of Industrier. Mr. Sissener controls a majority of Industrier's outstanding shares and thus may be deemed the indirect controlling stockholder of the Company. The Company and Industrier engage in various transactions from time to time, including the provision of administrative services and the sale of certain products, and conflicts of interest are present with respect to the terms of such transactions. The Company believes that contractual arrangements with Industrier are no less favorable to the Company than other third party contracts that are negotiated on an arm's length basis. All contractual arrangements between the Company and Industrier are subject to approval by, or ratification of, the Audit Committee of the Board of Directors of the Company consisting of directors who are unaffiliated with Industrier, as to the fairness of the terms and conditions of such arrangements to the Company.

  (K) POSSIBLE STOCK PRICE VOLATILITY. The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Class A Stock, like the stock prices of many publicly traded pharmaceutical companies, has been and may continue to be highly volatile. The sale by the Company's major shareholders or members of the Company's management of shares of Common Stock, announcement of technological innovations or new commercial products by the Company or its competitors, publicity regarding actual or potential medical results relating to marketed products, regulatory developments in either the U.S. or foreign countries, public concern as to the safety of pharmaceutical products, factors present in foreign operations, the loss of suppliers or contract manufacturers, third party reimbursement pressures, potential liability for current products and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may have a significant impact on the market price of the Class A Stock. Transactions involving the Warrants may also increase the volatility of the price of the Class A Stock.

  (L) SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial numbers of shares of Class A Stock in the public market could adversely affect the market price of the Company's Class A Stock. In addition to the shares purchasable on exercise of the Warrants, 9,500,000 shares of Class B Stock, all of which are held by Industrier, are exchangeable into shares of Class A Stock, on a one for one basis, although Industrier has agreed not to sell any shares of Class B Stock or convert any Class B Stock into Class A Stock until after October 31, 1999. See "Description of the Capital Stock and Warrants."

3.GENERAL

  Alpharma is a multinational pharmaceutical company that develops, manufactures and markets specialty human pharmaceutical and animal health products. The Company manufactures and markets approximately 600 pharmaceutical products for human use and 40 animal health products. The Company conducts business in more than 50 countries and has approximately 3,000 employees at 38 sites in 21 countries. For the year ended December 31, 1997 and the six months ended June 30, 1998, the Company generated revenue of approximately $500 million and $266 million, respectively, and operating income of approximately $47 million and $25 million, respectively.

  The Company's human pharmaceutical business is the largest manufacturer and marketer of generic liquid and topical pharmaceuticals in the U.S. The Company has a leading position in branded generic pharmaceuticals in the Nordic countries. It also has an expanding presence internationally, particularly in Europe, where the Company obtained a substantial generic pharmaceutical market presence in the U.K. through the May 7, 1998 acquisition of Arthur H. Cox and Co. Ltd. and related marketing subsidiaries (the "Cox Acquisition"). In addition, the Company is the world's leading producer of bacitracin, zinc bacitracin and polymixin, which are important pharmaceutical grade antibiotics. The human pharmaceutical segment generated approximately $327 million and $183 million of revenue for the year ended December 31, 1997 and the six months ended June 30, 1998.

  The Company's animal health business is a leading provider of animal feed additives for the poultry and swine industries, as well as vaccines for the aquaculture industry. The animal health segment generated approximately $173 million and $83 million of revenue for the year ended December 31, 1997 and the six months ended June 30, 1998.

  Alpharma has spent over $30 million annually over the last three years on research and development for new products, technologies and proprietary processes. In human pharmaceuticals, these activities have focused on known chemical entities and proprietary technologies. Its animal health and fine chemicals divisions utilize the Company's expertise in fermentation, specialized recovery and purification technologies in the development of new products and technologies. In the U.S., the Company has 20 animal health product applications pending, 14 of which are for approval to use an existing Company product in combination with another existing Company or third-party product. Internationally, Alpharma has 34 foreign product applications pending, substantially all of which seek approval to sell an existing Company product in a new foreign market. In its aquaculture business, the Company has four additional fish vaccine product applications pending in various countries.

  The Company's strategy is to increase revenue and profitability by (i) building upon its market leadership positions; (ii) leveraging its manufacturing strengths; (iii) accelerating research and development; (iv) expanding markets globally; and (v) pursuing complementary acquisitions that can provide new products and market opportunities as well as leverage existing assets.

  The Company was originally organized as A.L. Laboratories, Inc., a wholly owned subsidiary of A.L. Industrier A.S. ("Industrier"), a Norwegian health care company (previously named Apothekernes Laboratorium A.S.) and subsequently changed its name to Alpharma Inc. to operate worldwide as one corporate entity. In 1994, the Company acquired the complementary human pharmaceutical, animal health and fine chemicals businesses of Industrier. The Company issued the Warrants, to the shareholders of Industrier as part of the consideration paid by the Company in such acquisition.

4.FINANCIAL INFORMATION

  The following table represents consolidated financial data for the Company for the years ended December 31, 1996 and 1997 and for the six-months ended June 30, 1997 and 1998.

  Financial data for the years 1996 and 1997 has been derived from the audited consolidated financial statements of the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 1997. Unaudited financial data for the six months ended June 30, 1998 and 1997 has been derived from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                        ALPHARMA INC. AND SUBSIDIARIES

                         SUMMARY FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SIX       SIX
                                                             MONTHS    MONTHS
                                                             ENDED     ENDED
                                YEARS ENDED DECEMBER 31,    JUNE 30,  JUNE 30,
                                --------------------------- --------  --------
                                    1997        1996(1)     1998(2)     1997
                                ------------  ------------- --------  --------
INCOME STATEMENT DATA
Total revenues................  $    500,288  $    486,184  $266,075  $240,410
                                ------------  ------------  --------  --------
Operating income..............        46,898         3,920    24,746    18,814
                                ------------  ------------  --------  --------
Interest expense..............       (18,581)      (19,976)  (10,979)   (9,332)
Other income (expense), net...          (567)         (170)      182      (167)
                                ------------  ------------  --------  --------
Income (loss) before income
 taxes........................        27,750       (16,226)   13,949     9,315
                                ------------  ------------  --------  --------
Provision (benefit) for income
 taxes........................        10,342        (4,765)    6,242     3,585
                                ------------  ------------  --------  --------
Net income (loss).............  $     17,408  $    (11,461) $  7,707  $  5,730
                                ============  ============  ========  ========
Average number of shares
 outstanding
  Basic.......................        22,695        21,715    25,367    21,796
                                ============  ============  ========  ========
  Diluted.....................        22,780        21,715    25,757    21,824
                                ============  ============  ========  ========
Earnings (loss) per share: Net
 income (loss)
  Basic.......................  $       0.77  $      (0.53) $   0.30  $   0.26
                                ============  ============  ========  ========
  Diluted.....................  $       0.76  $      (0.53) $   0.30  $   0.26
                                ============  ============  ========  ========

(1) 1996 includes management actions relating to production rationalizations and severance which reduce operating income by $18,800. These amounts are net after tax of approximately $12,600 ($0.58 per share).

(2) Six Months ended June 30, 1998 includes results of Cox Pharmaceuticals acquired in May 1998 and one time charges of $3,600 pre-tax ($3,100 after tax) or $0.12 per share related to the acquisition.

                                                               SIX      SIX
                                                              MONTHS   MONTHS
                                                              ENDED    ENDED
                                   YEARS ENDED DECEMBER 31,  JUNE 30, JUNE 30,
                                   ------------------------- -------- --------
                                       1997         1996     1998(3)    1997
                                   ------------ ------------ -------- --------
BALANCE SHEET DATA
Current assets....................      273,677      274,859  305,163  251,082
Non-current assets................      358,189      338,548  549,530  319,213
                                   ------------ ------------ -------- --------
  Total assets.................... $    631,866 $    613,407 $854,693 $570,295
                                   ============ ============ ======== ========
Current liabilities...............      133,926      155,651  140,068  110,253
Long-term debt, less current
 maturities.......................      223,975      233,781  437,381  226,070
Deferred taxes and other non-
 current liabilities..............       35,492       37,933   37,900   35,590
Stockholders' equity..............      238,473      186,042  239,344  198,382
                                   ------------ ------------ -------- --------
  Total liabilities and
   stockholder's equity........... $    631,866 $    613,407 $854,693 $570,295
                                   ============ ============ ======== ========

(3) June 30, 1998 includes accounts from the date of the acquisition (May
    1998) of Cox Pharmaceuticals.

                         ALPHARMA INC. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                     (IN THOUSANDS, EXCEPT FOR RATIO DATA)

                                                                SIX      SIX
                                                               MONTHS   MONTHS
                                                               ENDED    ENDED
                                    YEARS ENDED DECEMBER 31,  JUNE 30, JUNE 30,
                                    ------------------------- -------- --------
                                       1997       1996(4)       1998     1997
                                    ----------- ------------- -------- --------
Income before provision for income
 taxes............................. $    27,750 $    (16,226) $13,949  $ 9,315
Add:
 Portion of rents representative of
  the interest factor..............       1,942        2,193    1,012      942
 Interest on indebtedness..........      18,581       19,976   10,979    9,332
 Amortization of debt expense......         309          302      293      158
 Amortization of interest
  capitalized......................         380          397      204      190
                                    ----------- ------------  -------  -------
  INCOME AS ADJUSTED............... $    48,962 $      6,642  $26,437  $19,937
                                    =========== ============  =======  =======
FIXED CHARGES
 Interest on indebtedness(a)....... $    18,581 $     19,976  $10,979  $ 9,332
 Interest capitalized(b)...........         407          572      342      127
 Amortization of debt expense(c)...         309          302      293      158
 Rent expense......................       5,825        6,578    3,035    2,827
 Portion of rents representative of
  the interest factor(d)...........       1,942        2,193    1,012      942
                                    ----------- ------------  -------  -------
  Fixed charges (a+b+c+d).......... $    21,239 $     23,043  $12,626  $10,559
                                    =========== ============  =======  =======
RATIO OF EARNINGS TO FIXED
 CHARGES...........................        2.31          --      2.09     1.89
                                    =========== ============  =======  =======

--------
(4)Earnings in 1996 were not sufficient to cover fixed charges. The deficiency of earnings was $16,400.

--------------------------------------------------------------------------------

                         ALPHARMA INC. AND SUBSIDIARIES

                   COMPUTATION OF BOOK VALUE PER COMMON SHARE

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                SIX      SIX
                                                               MONTHS   MONTHS
                                                               ENDED    ENDED
                                    YEARS ENDED DECEMBER 31,  JUNE 30, JUNE 30,
                                    ------------------------- -------- --------
                                        1997         1996       1998     1997
                                    ------------ ------------ -------- --------
  Stockholders' equity.............     $238,473     $186,042 $239,344 $198,382
  Common shares outstanding........       25,343       21,765   25,414   23,076
BOOK VALUE PER COMMON SHARE........ $       9.41 $       8.55 $   9.42 $   8.60
                                    ============ ============ ======== ========

                                 MISCELLANEOUS

  The Company is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid statute of such jurisdiction. If the Company becomes aware of any such valid statute prohibiting the making of the Offer or the acceptance of Warrants pursuant thereto, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Warrants in such jurisdiction.

  The Company has filed with the Commission the Schedule 13E-4 pursuant to Rule 13e-4 under the Exchange Act containing certain additional information with respect to the Offer. Such Schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth under the heading "Information Concerning the Company--Information Incorporated by Reference; Availability of Information" (except that they will not be available at the regional offices of the Commission).

  No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer or in the Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized.

                                          Alpharma Inc.

October 21, 1998

                        THE DEPOSITARY FOR THE OFFER IS:

                                BANKBOSTON, N.A.

By Registered or Certified  By Hand:                                       By Overnight Delivery:
Mail:
BankBoston, N.A.            Securities Transfer & Reporting Services, Inc. BankBoston, N.A.
Attn: Corporate             c/o Boston EquiServe LP                        Attn: Corporate
Reorganization              1 Exchange Place                               Reorganization
P.O. Box 8029               55 Broadway, 3rd floor                         150 Royall Street
Boston, MA 02266-8029       New York, NY 10006                             Canton, MA 02021


                 THE SUBDEPOSITARY FOR THE OFFER IN NORWAY IS:

                                  ALPHARMA AS

        By Hand/Overnight:                          By Mail:
        Alpharma AS                                 Alpharma AS
        Attn: Sverre Bjertnes                       Attn: Sverre Bjertnes
        Harbitzalleen 3                             Harbitzalleen 3, P.O. Box 158
        Skoyen N-0212, Oslo,                        Skoyen N-0212, Oslo,
        Norway                                      Norway

Questions and requests for assistance may be directed to the Information Agents at their respective addresses and telephone numbers listed below. Additional copies of this Offer, the Letter of Transmittal and other exchange offer materials may be obtained by contacting the persons identified below and will be furnished promptly at the Company's expense:

              Diane Cady                           Sverre Bjertnes
  Vice President, Investor Relations    Vice President, Finance-International
             Alpharma Inc.                           Alpharma AS
          One Executive Drive               Harbitzalleen 3, P.O. Box 158
          Fort Lee, NJ 07024                 Skoyen N-0212, Oslo, Norway
          Ph: (201) 228-5085                      (+47) 22 52 9120
 Toll Free (U.S. only): 1-800-200-9159